Exhibit 99.1

RNS Number : 0605Q

AIM

16 February 2023

NOTICE

16/02/2023 - 07:00

NOTICE OF CANCELLATION OF ADMISSION TO TRADING ON AIM

Pursuant to AIM Rule 41 the following securities have been cancelled from trading on AIM with effect from the time and date of this notice.

4D PHARMA PLC
213800O49VYSXWE2ZD52
ORDINARY SHARES OF 0.25P EACH, FULLY PAID	(BJL5BR0)(GB00BJL5BR07)	4D PHAR/PAR VTG FPD 0.0025

If you have any queries or require further information, please contact the company’s nominated adviser.

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